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FOR IMMEDIATE RELEASE

                                            CONTACT:   Thomas Davies
                                                       Andrea Bergofin
                                                       Kekst & Company
                                                       (212) 593-2655

                         MAGMA SUES CALIFORNIA ENERGY

    San Diego, CA October 17, 1994 -- Magma Power Company (NASDAQ:MGMA) announced today that, as an additional step to protect its shareholders, it filed a securities fraud lawsuit against California Energy in federal court in Reno, Nevada. In the lawsuit, Magma identified a series of false and misleading statements made by California Energy in connection with (a) its unsolicited, coercive and highly conditional tender offer for approximately 51% of Magma's outstanding common stock, and (b) its proxy solicitation designed to obtain approval of its inadequate offer. The lawsuit seeks a preliminary and permanent injunction against California Energy's tender offer and proxy solicitation unless and until it provides full, fair and forthright information to Magma's shareholders.

    Ralph W. Boeker, Magma's president and chief executive officer, said: "We cannot sit by and watch California Energy make an illusory case for its inadequate offer based on a combination of misstatements and coercive tactics. As it became increasingly apparent to us that California Energy was not honoring its disclosure obligations, we took this action to protect the right of our stockholders to make an informed decision based on full and accurate disclosure, not false and misleading statements."

    In the lawsuit, Magma alleges that California Energy has violated federal laws regulating tender offers and proxy solicitations by, among other things:

    - Failing to reveal material facts regarding any preferential or other business arrangements with Peter Kiewit Sons', Inc. and Kiewit Energy Company (collectively "Kiewit"). Kiewit controls approximately 43% of California Energy's stock on a fully-diluted basis and is a joint venture participant in a number of California Energy's international power projects.

      Magma alleges that Kiewit is a co-bidder of California Energy under the tender offer rules and is therefore obligated to provide shareholders with necessary information regarding Kiewit's background, finances, purposes or plans, and the benefits it expects to receive through a combination of California Energy and Magma.

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    - Falsely stating that Magma's customers have had a highly favorable reaction to California Energy's offer when, in fact, a number of Magma's key partners have voiced concern over any combination of the two entities.

    - Falsely stating that California Energy has made its offer based solely on publicly available information when, in fact, California Energy has had access to confidential information concerning Magma and its assets.

    - Falsely stating the total cost that Magma's shareholders will incur under certain severance agreements, the Goldman Sachs advisory fee and litigation expenses associated with responding to California Energy's offer. California Energy claims these costs to be between $18 million and $24 million ($.75 and $1.00 per share). In fact, it is clear from the severance agreements and the Goldman Sachs fee arrangement -- which is publicly available -- that the payments will be nowhere close to that amount. Cash payments under the severance agreements (assuming all were triggered) would amount to approximately $5 million. In order for that sum and the Goldman Sachs fee to total the amount claimed by California Energy, California Energy would have to be offering to pay between $52 and $63 per share for Magma common stock.

    Magma said California Energy has been even less candid in its proxy solicitation materials. In its suit, Magma notes that, through its solicitation, California Energy is seeking to add four seats to Magma's board, to elect its hand-picked designees to those seats, and to amend Magma's by-laws in a manner intended to provide California Energy and its designees with veto power over any material business activity of Magma.

    A successful solicitation could give California Energy access to Magma's confidential information and strategic plan which could allow California Energy to obtain competitive advantages in the marketplace regardless of whether any combination of Magma and California Energy ever occurs. The suit further notes that California Energy owns only about 1% of Magma's stock, which it bought just a few weeks ago in anticipation of its bid to acquire Magma, yet through the proxy solicitation it seeks to control Magma and to punish Magma's stockholders if they do not succumb to California Energy's inadequate, coercive offer.
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    Magma is a leader in the geothermal industry.  The company currently operates seven geothermal power plants in Southern California on geothermal leaseholds and fee interests held by the company, and holds additional geothermal leasehold and fee interests in other parts of California and Nevada. Magma is currently constructing a large power plant in the Philippines with a total capacity of 231MW.

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                            Participant Information

The following information is provided pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended, and Rule 14a-12(a)(3) thereto. The participants in the solicitation are Magma Power Company, and the following directors and officers, who in the aggregate are deemed to beneficially own less than 2% of the outstanding shares of Magma common stock: James D. Shepard, Paul
M. Pankratz, Thomas C. Hinrichs, Ralph W. Boeker, Louis A. Simpson, John D. Roach, Roger L. Kesseler, Lester L. Coleman, William R. Knee, Bent Petersen and
J. Pedro Reinhard and Jon R. Peele, Wallace C. Dieckmann, Kenneth J. Kerr and Trond Aschehoug. No participant individually owns more than 1% of the outstanding shares of Magma's common stock. Messrs. Kesseler, Knee and Reinhard are employees of The Dow Chemical Company ("Dow"). Dow is the beneficial owner of 5,032,430 shares of Magma's common stock, of which 4,000,005 shares are held in escrow to satisfy certain exchange rights under an existing Dow note indenture. Dow retains the right to vote the shares placed in escrow. In addition, the Company is a party to a technical services agreement with Dow pursuant to which the Company has made payments for technical services in the amounts of $575,000 for 1993 and has agreed to make payments of $550,000 for 1994 and thereafter in annual amounts reduced by $50,000 each year to $300,000 for 1999. The Company is also a party to an engineering and construction management services agreement with Dow Engineering Company. The Company believes that the technical services agreement and the engineering and construction management services agreement are on terms at least as favorable to the Company as would be available from an unaffiliated third party. Mr. Shepard is a co-trustee of the B.C. McCabe Foundation, which beneficially owns 2,752,641 shares of Magma's common stock. Mr. Shepard disclaims beneficial ownership of such shares.